SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)


                             Bookham Technology plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Ordinary Shares, par value one third pence per share, and
                     American Depositary Shares evidenced by
       American Depositary Receipts, each representing one Ordinary Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09856Q108
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------

                                 with a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  June 22, 2004
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 09856Q108
-------------------

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Nortel Networks Corporation
            62-12-62580

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[ ]

   3        SEC USE ONLY

   4        SOURCE OF FUNDS

            OO

   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                             7       SOLE VOTING POWER

                                     50,526,315*

   NUMBER OF SHARES          8       SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                N/A
        WITH
                             9       SOLE DISPOSITIVE POWER

                                     50,526,315*

                             10      SHARED DISPOSITIVE POWER

                                     N/A

   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            50,526,315*

   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                        [ ]

   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.62%*

   14       TYPE OF REPORTING PERSON

            CO


     * Calculated, pursuant to Exchange Act Rule 13(d)(1)(i), on the basis of
     (a) the 326,125,550 Ordinary Shares of Bookham outstanding on June 15, 2004, as advised by Bookham management, (b) the 31,000,000 Ordinary Shares of Bookham that Nortel currently holds, (c) the 9,000,000 Ordinary Shares underlying Warrants and (d) the 10,526,316 Ordinary Shares to be beneficially owned following the consummation of the transaction described in Item 4.

                  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, Nortel Networks Corporation ("Nortel Networks") hereby amends its statement on Schedule 13D, dated October 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated November 7, 2002, by Amendment No. 2 dated November 8, 2002 and by Amendment No. 3 dated July 3, 2003 relating to the ordinary shares, par value one third pence per share (the "Ordinary Shares"), of Bookham Technology plc, a corporation organized under the laws of England and Wales ("Bookham"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.           Identity and Background.

                  Schedule I to the Schedule 13D is hereby replaced in its entirety with Schedule I to this Schedule.

Item 4.           Purpose of Transaction

                  Item 4 is hereby amended by inserting the following paragraph after the final paragraph thereof:

                  On June 24, 2004, Bookham announced that it and Nortel Networks Optical Components Limited, a subsidiary of Nortel Networks ("NNOCL"), had entered into an Exchange Agreement, dated as of June 22, 2004, a copy of which is filed herewith as Exhibit 1. Pursuant to the Exchange Agreement, NNOCL agreed to exchange its $20,000,000 Senior Unsecured Note Due 2007 (the "Note") issued by Bookham for a $20,000,000 Senior Unsecured Convertible Note Due 2007 (the "Convertible Note") to be issued to NNOCL by a newly formed U.S. parent company ("Newco") of Bookham (the form of which Convertible Note is set forth in Exhibit A to the Exchange Agreement filed herewith). The terms of the Convertible Note are similar to those of the Note, except that the issuer will be Newco, rather than Bookham, and the holder of the Convertible Note is entitled to convert the Convertible Note into shares of common stock of Newco at a conversion price equal to ninety (90%) percent of the average closing price per share of Newco common stock on The NASDAQ National Market, or any other principal securities exchange or trading market where the common stock is then listed or trading, for the three (3) trading days preceding the conversion date, but at no time less than $19.00 per share, subject to adjustment as provided in the Exchange Agreement. The parties' obligations under the Exchange Agreement are subject to Bookham's reincorporation in the U.S. pursuant to a scheme of arrangement (the "Scheme") by which Newco will become the parent company of Bookham. NNOCL and Bookham have also agreed and consented to the assignment of the Relationship Deed dated November 8, 2002 among Nortel Networks, certain of its subsidiaries and Bookham, by Bookham to Newco on the effective date of the Scheme, pursuant to a Deed of Assignment (the "Deed of Assignment") (the form of which Deed of Assignment is set forth in Exhibit B to the Exchange Agreement filed herewith). The Deed of Assignment will provide that the provisions of the Relationship Deed, including restrictions on the ability of Nortel Networks and its subsidiaries to exercise their voting rights as holders of shares, will apply mutatis mutandis to Newco.

Item 5.           Interest in Securities of the Issuer.

                  Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

                  (a) - (b) At the date hereof, Nortel Networks beneficially owns 50,526,315 Ordinary Shares, representing approximately 14.62% of the outstanding Ordinary Shares.

                  Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, any of the individuals named in
Schedule I hereto beneficially owns any Ordinary Shares of Bookham.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Bookham.


                  Except as provided in this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bookham, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 -- Exchange Agreement, dated June 22, 2004, between Nortel Networks Optical Components Limited and Bookham Technology plc (including forms of the Series A-1 Senior Unsecured Convertible Note Due 2007 and the Deed of Assignment, attached thereto as Exhibits A and B, respectively).

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: June 24, 2004              NORTEL NETWORKS CORPORATION

                                                    /s/ Katharine B. Stevenson
                                                   ----------------------------
                                                   By:  Katharine B. Stevenson
                                                   Title:  Treasurer


                                                    /s/ Deborah J. Noble
                                                   ----------------------------
                                                   By:  Deborah J. Noble
                                                   Title:  Corporate Secretary

                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                  The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

Name and Citizenship                          Principal Occupation and Address
--------------------                          --------------------------------
Directors

Dr. Manfred Bischoff                          Chairman of the Board
German                                        EADS N.V.
                                              Willy-Messerschmitt-Straae, Tor 1
                                              85521 Ottobrunn
                                              Germany

James Johnston Blanchard                      Piper Rudnick LLP
American                                      1200 19th Street, N.W., 6th Floor
                                              Washington, D.C. 20036-2412
                                              U.S.A

Robert Ellis Brown                            Chairman of the Board
Canadian/British                              Air Canada
                                              Air Canada Centre 1275
                                              7373 Cote Vertu West
                                              Montreal, Quebec, H4Y 1H4
                                              Canada

John Edward Cleghorn, O.C., F.C.A.            Chairman of the Board
Canadian                                      SNC-Lavalin Group Inc., 31st Floor
                                              200 Bay Street, South Tower, Suite 3115
                                              Royal Bank Plaza
                                              Toronto, Ontario M5J 2J5
                                              Canada

Robert A. Ingram                              Vice Chairman Pharmaceuticals
American                                      Glaxo Smith Kline plc
                                              5 Moore Drive
                                              Mail Stop H50 2032
                                              Research Triangle Park
                                              North Carolina, 27709
                                              U.S.A

L. Yves Fortier, O.C., Q.C.                   Chairman & Senior Partner
Canadian                                      Ogilvy Renault
                                              1981 McGill College Avenue, 12th Floor
                                              Montreal, Quebec H3A 3C1
                                              Canada

The Hon. John P. Manley, P.C.                 Senior Counsel
Canadian                                      McCarthy Tetrault LLP
                                              The Chambers
                                              Suite 1400, 40 Elgin Street
                                              Ottawa, Ontario K1P 5K6
                                              Canada

William Arthur Owens                          President and Chief Executive Officer
American                                      Nortel Networks
                                              8200 Dixie Road, Suite 100
                                              Brampton, Ontario L6T 5P6
                                              Canada

Guylaine Saucier, C.M., F.C.A.                Corporate Director
Canadian                                      1170 Peel Street
                                              4th Floor
                                              Montreal, Quebec H3B 4S8
                                              Canada

Sherwood Hubbard Smith, Jr.                   Chairman Emeritus
American                                      CP&L
                                              One Hannover Square Building
                                              421 Fayetteville Street Mall
                                              Raleigh, N.C. 27601
                                              U.S.A.

Lynton Ronald Wilson, O.C.                    Chairman of the Board
Canadian                                      Nortel Networks
                                              8200 Dixie Road, Suite 100
(Chairman of the Board of Nortel Networks     Brampton, Ontario  L6T 5P6
Corporation)                                  Canada

                                              and

                                              483 Bay Street
                                              Floor 7, North Tower
                                              Toronto, Ontario M5G 2C9
                                              Canada

Officers

William Arthur Owens                          President and Chief Executive Officer
American

William Robert Kerr                           Chief Financial Officer
Canadian

Nicholas John DeRoma                          Chief Legal Officer
American

D. Gregory Mumford                            Chief Technology Officer
Canadian

Albert Roger Hitchcock                        Chief Information Officer
U.K.

Pascal Debon                                  President, Wireless Networks
French

Chahram Bolouri                               President, Global Operations
Canadian

Brian William McFadden                        President, Optical Networks
Canadian

Stephen Charles Pusey                         President, Europe, Middle East and Africa
U.K.

Susan Louise Spradley                         President, Wireline Networks
American

Masood Ahmad Tariq                            President, Global Alliances
American/Canadian

Malcolm Kevin Collins                         President, Enterprise Networks
U.K.

Steven Leo Schilling                          President, Enterprise Accounts
American

Robert Yu Lang Mao                            President and Chief Executive Officer, Greater China
American

Dion Constandino Joannou                      President, CALA
American

John Joseph Giamatteo                         President, Asia Pacific
American

William John Donovan                          Senior Vice-President, Human Resources
American

MaryAnne Elisabeth Pahapill                   Controller
Canadian

Katharine Berghuis Stevenson                  Treasurer
Canadian/American

Deborah Jean Noble                            Corporate Secretary
Canadian

John Marshall Doolittle                       Vice President, Tax
Canadian

Blair Fraser Morrison                         Assistant Secretary
Canadian

Gordon Allan Davies                           Assistant Secretary
Canadian

Karen Elizabeth Sledge                        Assistant Controller
American
